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Exhibit

Exhibit            Description

99.1                 Announcement on 2019/04/26: To clarify news reported by United Evening News on April 25, 2019

99.2                 Announcement on 2019/05/02: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3                 Announcement on 2018/05/08: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4                 Announcement on 2019/05/13: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5                 Announcement on 2019/05/14: To announce related materials on acquisition of intangible assets

99.6                 Announcement on 2018/05/16: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.7                 Announcement on 2018/05/22: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8                 Announcement on 2018/05/09: April Revenue

99.9                 Announcement on 2018/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To clarify news reported by United Evening News on April 25, 2019

1. Date of occurrence of the event: 2019/04/26

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Name of the reporting media: United Evening News

6. Content of the report:

UMC expects revenue for 2Q19 to grow by more than 10% compared to 1Q19

7. Cause of occurrence:

UMC did not announce any revenue forecast for the second quarter of 2019 outlook & Guidance is follows:

Wafer Shipments: To increase by 6-7%

ASP in USD: To increase by 3%

Profitability: Gross profit margin will be in the low teens % range

Foundry Segment Capacity Utilization: mid-80% range

2019 CAPEX for Foundry Segment: US$1.0 billion

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/05/02

2. Number of shares repurchased this time: 24,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$321,532,238

5. Average repurchase price per share this time: NTD$13.40

6. Cumulative number of own shares held during the repurchase period: 24,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.20%

8. Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/05/08

2. Number of shares repurchased this time: 29,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$391,624,017

5. Average repurchase price per share this time: NTD$13.50

6. Cumulative number of own shares held during the repurchase period: 53,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.44%

8. Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/05/13

2. Number of shares repurchased this time: 22,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$289,815,533

5. Average repurchase price per share this time: NTD$13.17

6. Cumulative number of own shares held during the repurchase period: 75,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.62%

8. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of intangible assets

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Software license

2. Date of occurrence of the event: 2019/02/13~2019/05/14

3. Volume, unit price, and total monetary amount of the transaction:

Transaction volume: one batch;

Average unit price: $743,010,054 NTD;

Total transaction price: $743,010,054 NTD

4. Counterparty to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

SYNOPSYS INTERNATIONAL LIMITED, TAIWAN BRANCH; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor's rights are creditor's rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Base on purchase order payment term

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

11. Net worth per share of the underlying securities acquired or disposed of: N/A

12. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): N/A

13. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: N/A

14. Broker and broker’s fee: None

15. Concrete purpose or use of the acquisition or disposal: For R&D

16. Do the directors have any objection to the present transaction? : N/A

17. Is it a related party transaction? : No

18. Date of the board of directors’ resolution: NA

19. Date of the recognition of the supervisors or the board of independent directors’ resolution: NA

20. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : N/A

21. Name of the CPA firm: N/A

22. Name of the certifying CPA: N/A

23. The practice certificate number of the CPA: N/A

24. Any other matters that need to be specified: None

Exhibit 99.6

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/05/16

2. Number of shares repurchased this time: 19,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$246,784,189

5. Average repurchase price per share this time: NTD$12.99

6. Cumulative number of own shares held during the repurchase period: 94,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.78%

8. Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/05/22

2. Number of shares repurchased this time: 22,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$285,629,183

5. Average repurchase price per share this time: NTD$12.98

6. Cumulative number of own shares held during the repurchase period: 116,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.96%

8. Any other matters that need to be specified: None

Exhibit 99.8

United Microelectronics Corporation

May 9, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
April	Net sales	12,082,275	12,411,996	(329,721)	(2.66)%
Year-to-Date	Net sales	44,665,234	49,909,133	(5,243,899)	(10.51)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,710,000	7,690,000	20,936,128
Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of April 30, 2019 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,212,575
UMC (Note2)	15,512,520	15,472,280	94,212,575

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018 and October 24, 2018, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 503 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,296,224	3,330,720	0
Fair Value	0	0	(1,113)	0
Net profit (loss) from Fair Value	0	0	(4,674)	0
Written-off Trading
Contracts	0	0	13,372,845	0
Realized profit (loss)	0	0	4,008	0

Exhibit 99.9

United Microelectronics Corporation

For the month of April, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of March 31, 2019	Number of shares as of April 30, 2019	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of March 31, 2019	Number of shares as of April 30, 2019	Changes
--	--	--	--	--